Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,				
	2008	2009	2010	2011	2012
Earnings (loss)					
Pre-tax loss	$ (31,905)	$ (19,606)	$ (30,350)	$ (36,249)	$ (18,735)
Total fixed charges	$ 65,534	$ 52,759	$ 45,365	$ 38,157	$ 18,721
Total income (loss) before fixed charges	$ 33,629	$ 33,153	$ 15,015	$ 1,908	$ (14)
Fixed Charges					
Interest expenses	$ 65,373	$ 52,627	$ 45,128	$ 37,736	$ 18,198
Assumed interest attributable to rentals	$ 161	$ 132	$ 237	$ 421	$ 523
Total fixed charges	$ 65,534	$ 52,759	$ 45,365	$ 38,157	$ 18,721
Deficiency of earnings available to cover fixed charges	$ 31,905	$ 19,606	$ 30,350	$ 36,249	$ 18,735
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a